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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-*5* 3 3 7 3

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSG CAPITAL ADVISORS,L.P.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

300 Barr Harbor Drive, Suite 420

(No. and Street)

West Conshohocken   Pennsylvania   19428

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian T. Streko   (610) 940-3942

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolis & Company P.C.

(Name – *if individual, state last, first, middle name*)

401 E. City Ave, Ste 600   Bala Cynwyd,   PA   19004

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 7 2004
MAR 2 2 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

·I, _____Mark E. Chesen_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____SSG CAPITAL ADVISORS,L.P._____ , as

of _____December 31,_____, 20 03____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSG CAPITAL ADVISORS, L.P.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

SSG CAPITAL ADVISORS, L.P.

TABLE OF CONTENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

INDEPENDENT AUDITOR'S REPORT

To the Partners
SSG Capital Advisors, L.P.
West Conshohocken, Pennsylvania

We have audited the accompanying statement of financial condition of SSG Capital Advisors, L.P. as of December 31, 2003 and 2002, and the related statements of operations, partners' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SSG Capital Advisors, L.P. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolis i Company P. C.
Certified Public Accountants

Bala Cynwyd, PA
February 5, 2004

401 E. City Avenue   Suite 600   Bala Cynwyd, PA 19004   41 University Drive   Suite 400   Newtown, PA 18940
Tel: (01) 610-667-6250   Fax: (01) 610-668-8220   Tel: (01) 215-968-5081   Fax: (01) 267-757-8742

Independent Member B K R International
- 2 -   *www.marg.com*

SSG CAPITAL ADVISORS, L.P.

STATEMENT OF FINANCIAL CONDITION

| | DECEMBER 31, | |
| | 2003 | 2002 |

ASSETS

	2003	2002
Current assets:		
Cash and cash equivalents	$1,633,614	$1,327,753
Accounts receivable	140,277	37,002
Prepaid expenses	98,619	91,199
Security deposits	28,635	28,635
Total current assets	1,901,145	1,484,589
Property and equipment:		
Computer hardware and software	18,971	-
Furniture and fixtures	10,078	-
	29,049	-
Less accumulated depreciation	(5,892)	-
	23,157	-
	$1,924,302	$1,484,589

LIABILITIES AND PARTNERS' EQUITY

	2003	2002
Current liabilities:		
Accounts payable and accrued expenses	$ 49,609	$ 85,771
Accrued profit sharing	227,976	281,288
Distributions payable	700,000	-
Other liabilities	-	175,000
Total current liabilities	977,585	542,059
Partners' equity	946,717	942,530
	$1,924,302	$1,484,589

The notes to financial statements are an integral part of the above statement.

| | YEAR ENDED DECEMBER 31, | |
	2003	2002
Revenues:		
Fee income	$5,468,911	$7,902,481
Interest income	43,722	67,729
	5,512,633	7,970,210
Expenses:		
Compensation and benefits	3,178,481	3,240,831
Other operating expenses	1,213,000	1,206,361
	4,391,481	4,447,192
Net income	$1,121,152	$3,523,018

The notes to financial statements are an integral part of the above statement.

STATEMENT OF PARTNERS' EQUITY

| | YEAR ENDED DECEMBER 31, | |
	2003	2002
Beginning partners' equity	$ 942,530	$2,403,848
Net income	1,121,152	3,523,018
Withdrawals	(1,116,965)	(4,984,336)
Ending partners' equity	$ 946,717	$ 942,530

The notes to financial statements are an integral part of the above statement.

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31,	
	2003	2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2003	2002
Cash flows from operating activities:		
Net income	$1,121,152	$3,523,018
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	5,892	-
(Increase) decrease in operating assets:		
Accounts receivable	(103,275)	271,084
Prepaid expenses	(7,420)	(73,618)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(36,162)	10,772
Accrued profit sharing	(53,312)	281,692
Distributions payable	700,000	-
Deferred revenue	-	(50,000)
Other liabilities	(175,000)	175,000
Net cash provided by operating activities	1,451,875	4,137,948
Cash flows from investing activities:		
Property and equipment purchases	(29,049)	-
Net cash (used in) investing activities	(29,049)	-
Cash flows from financing activities:		
Distributions to partners	(1,116,965)	(4,984,336)
Security deposits	-	7,695
Net cash (used in) financing activities	(1,116,965)	(4,976,641)
Net increase (decrease) in cash and cash equivalents	305,861	(838,693)
Cash and cash equivalents at beginning of year	1,327,753	2,166,446
Cash and cash equivalents at end of year	$1,633,614	$1,327,753

The notes to financial statements are an integral part of the above statement.

1.   Nature of Business and Summary of Significant Accounting Policies

Nature of business - The Company is an investment banker specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. In addition, SSG assists institutional and individual limited partners, throughout the country, in selling their private equity fund interests into the secondary market. The Company is registered as a broker-dealer with the National Association of Securities Dealers.

Revenue recognition - Initial and monthly fees for services are recognized in revenue as earned. Financing, advisory, restructuring and opinion fees are recognized when transactions are completed and payment is certain.

Accounts receivable - Accounts receivable consists of fees and costs due from clients. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Cash and cash equivalents - Cash equivalents consist of highly liquid certificates of deposit.

Property and equipment - Property and equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.

Income taxes - Federal and state income taxes have not been provided since the liability is the responsibility of the individual partners.

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2.   Commitments

The Company leases its office facilities under operating leases which expire in 2004 and 2007. The monthly aggregate rent approximates $18,000.

The Company also leases various equipment from its general partner. The lease requires monthly payments of $6,000 through January 31, 2005. There are no amounts due to the general partner at December 31, 2003 and $42,000 due the general partner at December 31, 2002.

Rents charged to operations for all operating leases amounted to $296,455 and $288,221 for the years ended December 31, 2003 and 2002, respectively.

2.   Commitments - Continued

Minimum annual rental commitments for all noncanellable operating leases as of
December 31, 2003 were as follows:

2004	$244,760
2005	159,140
2006	155,040
2007	129,200
	$688,140

3.   401(k) Plan and Profit Sharing

The Company has a 401(k) and Profit Sharing Plan that covers qualified employees.
Contributions to the Plan are discretionary and are fully vested. For the years ended
December 31, 2003 and 2002, the Company's contributions were $218,079 and
$281,288, respectively.

4   Net Capital Requirements

The Company operates pursuant to the (k)(2)(i) exemptive provisions of SEC
Rule 15c 3-3. As such, the Company computes net capital in accordance with
Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000, and that
the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15
to 1. As of December 31, 2003, the Company had net capital of $656,029 which was
$590,857 in excess of the required net capital of $65,172. As of December 31, 2002,
the Company had net capital of $785,694 which was $749,557 in excess of the required
net capital of $36,137. The Company's net capital ratio was 1.490 to 1 and 0.690 to 1 at
December 31, 2003 and 2002, respectively.

MARGOLIS & COMPANY P.C.

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION

To the Partners
SSG Capital Advisors, L.P.
West Conshohocken, Pennsylvania

Our report on our audits of the basic financial statements of SSG Capital Advisors, L.P. for 2003 and 2002 appears on page 2. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplementary information, page 10, is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
February 5, 2004

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250   Fax: (01) 610-668-8220

41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081   Fax: (01) 267-757-8742

Independent Member B K R *International*

SSG CAPITAL ADVISORS, L.P.

STATEMENT OF EXPENSES

	YEAR ENDED DECEMBER 31,	
	2003	2002
Compensation and benefits:		
Partners compensation	$1,655,934	$1,662,101
Other payroll	994,651	1,056,252
Profit sharing	218,079	281,288
Medical benefits	192,101	151,691
Payroll taxes	76,082	58,698
Other	41,634	30,801
	$3,178,481	$3,240,831
Operating expenses:		
Consulting	$ 68,891	$ 140,220
Depreciation	5,892	-
Dues and subscriptions	78,652	69,260
Facility	406,490	407,237
Licenses and registrations	10,293	14,782
Marketing	180,951	217,841
Operations	40,470	24,827
Other	71,674	21,078
Postage and reproduction	70,804	88,351
Professional fees	92,230	73,626
Travel and entertainment	186,653	149,139
	$1,213,000	$1,206,361

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	YEAR ENDED DECEMBER 31,	
	2003	2002

SCHEDULE I

NET CAPITAL

Total partners' equity	$946,717	$942,530
Deduct partners' equity not allowable for net capital	-	-
Total partners' equity qualified for net capital	946,717	942,530
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	140,277	37,002
Prepaid expenses	98,619	91,199
Security deposits	28,635	28,635
Fixed assets	23,157	-
	290,688	156,836
Net capital	$656,029	$785,694

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 49,609	$ 85,771
Accrued profit sharing	227,976	281,288
Distributions payable	700,000	-
Other liabilities	-	175,000
Total aggregate indebtedness	$977,585	$542,059

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$65,172	$36,137
Excess net capital	$590,857	$749,557
Excess net capital at 1,000 percent	$558,270	$731,488
Ratio: Aggregate indebtedness to net capital	1.490 to 1	0.690 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in part 11a of Form X-17A-5 as of December 31, 2003 and 2002)
There is no difference from the Company's computation.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners
SSG Capital Advisors, L.P.
West Conshohocken, Pennsylvania

In planning and performing our audit of the financial statements of SSG Capital Advisors, L.P., for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

401 E. City Avenue   Suite 600   Bala Cynwyd, PA 19004   41 University Drive   Suite 400   Newtown, PA 18940
Tel: (01) 610-667-6250   Fax: (01) 610-668-8220   Tel: (01) 215-968-5081   Fax: (01) 267-757-8742

Independent Member B K R International

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolis & Company P. C
Certified Public Accountants

Bala Cynwyd, PA
February 5, 2004